                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT

                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)

                              MARKETWATCH.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    570619106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Thomas Wharton
                                c/o Pearson Inc.
                     1330 Avenue of the Americas, 7th Floor
                            New York, New York 10019
--------------------------------------------------------------------------------
                                 (212) 641-2421

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:
                              Howard A. Kenny, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

                                  May 21, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|".

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

      (1) The remainder of this cover page shall be filled out for a reporting person"s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

----------------------------------             --------------------------------
      CUSIP No. 570619106              13D           Page 2 of 9 Pages
----------------------------------             --------------------------------

--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                PEARSON PLC                                        EIN:
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (A) |_|
                                                                        (B) |X|

--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                NOT APPLICABLE
--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                ENGLAND & WALES
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

   NUMBER OF                0
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                   SEE ITEM 5 OF THE ATTACHED SCHEDULE
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9   SOLE DISPOSITIVE POWER

                            0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                            SEE ITEM 5 OF THE ATTACHED SCHEDULE
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    SEE ITEM 5 OF THE ATTACHED SCHEDULE

--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    SEE ITEM 5 OF THE ATTACHED SCHEDULE

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
                CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------             --------------------------------
CUSIP No. 570619106                    13D           Page 3 of 9 Pages
----------------------------------             --------------------------------

--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            SPINMERIT LTD. EIN:
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (A) |_|
                                                                        (B) |X|

--------------------------------------------------------------------------------

   3      SEC USE ONLY


--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                NOT APPLICABLE
--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                             |_|

--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                ENGLAND & WALES
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

   NUMBER OF                    0
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                       5,636,814(1)
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9   SOLE DISPOSITIVE POWER

                                0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                                5,636,814(1)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,636,814(1)

--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      34.4% (1)

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

                CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Includes 5,636,814 shares purchased from Pearson Overseas Holdings Ltd. pursuant to a Sale and Purchase Agreement, dated as of May 21, 2001, by and between Spinmerit Ltd. and Pearson Overseas Holdings Ltd.

ITEM 1. SECURITY AND ISSUER

      This Amendment No. 4 ("Amendment No. 4") to the Statement on Schedule 13D, originally filed on April 7, 2000 and as amended by each of Amendment No. 1, filed on May 15, 2000, Amendment No. 2, filed on January 8, 2001 and Amendment No. 3, filed on January 18, 2001 (collectively, the "Amendments" and, as so amended, the "Statement"), with respect to the common stock, par value $.01 per share ("Common Stock"), of MarketWatch.com, Inc., a Delaware corporation (the "Company"), amends Items 2, 3, 4, 6 and 7 and amends and restates Item 5 and Schedules A and B of the Statement. The principal executive office of the Company is 825 Battery Street, San Francisco, California 94111. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 4 shall have the respective meanings ascribed to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

      Item 2 as set forth in the Statement is amended by the replacement of paragraph (a) with the following:

      (a) This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission (the "Commission"): (i) Pearson plc, a corporation organized under the laws of England & Wales ("Pearson"), and (ii) Spinmerit Ltd., a corporation organized under the laws of England & Wales and a wholly-owned direct subsidiary of Pearson ("Spinmerit" and, collectively with Pearson, the "Reporting Persons"). Pearson Overseas Holdings Ltd., a corporation organized under the laws of England & Wales and a wholly-owned direct subsidiary of Pearson ("Pearson Overseas"), which was previously a reporting person due to its direct ownership of the Common Stock of the Company through its purchase thereof from Data Broadcasting Corporation, a corporation organized under the laws of Delaware, on January 8, 2001, is no longer a reporting person.

      Pearson is an international media company. Spinmerit is an investment holding company which is wholly owned by Pearson.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 as set forth in the Statement is amended by the addition of the following at the end thereof:

      The total amount of funds required by Spinmerit to acquire the Common Stock of the Company pursuant to the Spinmerit Purchase Agreement (as described in the response to Item 4) is (pound) 17,941,814.21 (the "Spinmerit Purchase Price"). Spinmerit obtained the Spinmerit Purchase Price from its working capital, as well as the working capital of its parent company, Pearson.

ITEM 4. PURPOSES OF TRANSACTIONS

      Item 4 as set forth in the Statement is amended by the addition of the following at the end thereof:

      On May 21, 2001, Pearson Overseas and Spinmerit entered into a Sale and Purchase Agreement (the "Spinmerit Purchase Agreement"), a copy of which has been filed as an exhibit hereto and on May 21, 2001, pursuant to the Spinmerit Purchase Agreement, Spinmerit purchased all 5,636,814 shares of Common Stock of the Company from Pearson Overseas for the Spinmerit Purchase Price.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 as set forth in the Statement is amended and restated to read in its entirety as follows:

      (a) Spinmerit owns 5,636,814 shares of Common Stock of the Company (the "Shares"). Spinmerit's holding of 5,636,814 shares of Common Stock of the Company represents approximately 34.4% of the issued and outstanding shares of Common Stock of the Company. For purposes of Rule 13d-3 promulgated under the Exchange Act, Pearson, which is the parent company of Spinmerit, may be deemed to beneficially own the Shares indirectly as a result of its control relationship with Spinmerit. Any such beneficial ownership would represent the same shared voting and dispositive power exercised by Spinmerit over the Shares. Pearson disclaims beneficial ownership of the Shares.

      (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 3 hereto which relate to shares of Common Stock beneficially owned are incorporated herein by reference.

      (c) Except as described in the response to Item 4, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedule B.

      (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Spinmerit.

      (e) Not applicable

      Except as described in this response to Item 5, none of the persons listed on Schedule B beneficially own any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 as set forth in the Statement is amended by the addition of the following at the end thereof:

      As a result of Spinmerit's acquisition of the Shares from Pearson Overseas under the Spinmerit Purchase Agreement, Spinmerit shall assume the rights and obligations of Pearson Overseas under the Stockholders' Agreement referred to in
Item 6, and Pearson Overseas shall assign its rights under the Registration Rights Agreement referred to in Item 6 to Spinmerit.

      See the response to Item 4 regarding the Spinmerit Purchase Agreement.

      A copy of the Spinmerit Purchase Agreement has been filed as an exhibit hereto and is incorporated herein by reference. The foregoing description of the Spinmerit Purchase Agreement in the response to Item 4 is qualified in its entirety by reference to such agreement.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      The following additional material is filed as an Exhibit to this Amendment No. 4:

      Exhibit A: Sale and Purchase Agreement, dated as of May 21, 2001, between Pearson Overseas Holdings Ltd. and Spinmerit Ltd.

                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2001


                                Pearson plc


                                By:    /s/ Julia Casson
                                   ---------------------------------------
                                    Name: Julia M. Casson
                                    Title: Company Secretary

                                Pearson Overseas Holdings Ltd.


                                By:    /s/ S. Jones
                                   ---------------------------------------
                                    Name: Stephen Jones
                                    Title:  Company Secretary

                                Spinmerit Ltd.


                                By:    /s/ S. Jones
                                   ---------------------------------------
                                    Name:  Stephen Jones
                                    Title:  Company Secretary

                                                                      SCHEDULE A

Name of Reporting Person          Address of the Principal Office
------------------------          -------------------------------

Pearson                           3 Burlington Gardens, London W1X 1LE, England

Spinmerit                         3 Burlington Gardens, London W1X 1LE, England

                                                                      SCHEDULE B

                                   PEARSON PLC

   Name                       Position                   Principal Occupation/Business Address
------------------------------------------------------------------------------------------------------------------------------------
   Lord Stevenson             Chairman                   Director/Little Tufton House, 3 Dean Trench Street, London SW1P 3HB

   Marjorie M. Scardino       Chief Executive            Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

   David C. M. Bell           Executive Director         Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

   John C. Makinson           Finance Director           Finance Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

   Lord Burns                 Non-Executive Director     Member of House of Lords/13 North Avenue, London W13 8AP

   Reuben Mark                Non-Executive Director     Chairman and Chief Executive Officer/Colgate-Palmolive Co, 300 Park Avenue,
                                                         New York, NY  10022-7499

   Vernon L. Sankey           Non-Executive Director     Director/The Cherubs, Parsonnage Lane, Farnham Common, Bucks SL2 3NZ

   Julia M. Casson            Company Secretary          Company Secretary/Pearson plc, 3 Burlington Gardens, London  W1X  1LE

   Rana Talwar                Non-Executive Director     Director/Standard Chartered Bank PLC, 1 Aldermanbury Square, London EC2V
                                                         7SB

                                 SPINMERIT LTD.

   Name                       Position                   Principal Occupation/Business Address
------------------------------------------------------------------------------------------------------------------------------------
  David H. Colville           Director                    Chartered Accountant/Pearson plc, 3 Burlington Gardens,  London  W1X 1LE

  Peter R. Gill               Director                    Director, Financial Operations/Pearson plc, 3 Burlington Gardens,  London
                                                          W1X 1LE

  Stephen Jones               Company Secretary           Assistant Secretary/Pearson plc, 3 Burlington Gardens,  London  W1X 1LE

                                  EXHIBIT INDEX

      The following additional material is filed as an Exhibit to this Amendment No. 4:

      Exhibit A: Sale and Purchase Agreement, dated as of May 21, 2001, between Pearson Overseas Holdings Ltd. and Spinmerit Ltd.